Exhibit 12.1

Hawaiian Telcom Communications, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Predecessor					Company		Pro Forma
	Year Ended December 31,				Period from January 1 to May 1, 2005	Period from May 21 to December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2005
	2001	2002	2003	2004
Income before provision for income taxes and cumulative effect of accounting changes	$121,500	$78,700	$27,100	$57,400	$24,800	$(17,373)	$(171,605)	$(180,441)
Interest expense	39,900	37,400	33,700	36,800	11,700	—	79,208	116,275
Amortization of previously capitalized interest	200	200	300	100	100	—	100	200
Lease expense	6,900	9,900	9,300	6,800	2,197	—	3,457	5,654
Factor	33%	33%	33%	33%	33%	33%	33%	33%

Interest factor on rentals (2)	2,300	3,300	3,100	2,300	732	—	1,152	1,885
Equity in (income) loss of unconsolidated businesses	2,900	100	—	—	—	—	—	—
Dividends from equity investees	1,500	—	—	—	—	—	—	—

Earnings available for fixed charges	168,300	119,700	64,200	96,600	37,332	(17,373)	(91,145)	(62,081)

Interest expense	39,900	37,400	33,700	36,800	11,700	—	79,208	116,275
Capitalized interest	400	300	200	100	80	—	2,006	2,086
Interest factor on rentals (2)	2,300	3,300	3,100	2,300	732	—	1,152	1,885

Fixed charges	42,600	41,000	37,000	39,200	12,512	—	82,366	120,246

Ratio of earnings to fixed charges	4.0	2.9	1.7	2.5	3.0	NA (3)	NA	NA

Deficiency of earnings to fixed charges	NA	NA	NA	NA	NA	NA (3)	$(173,511)	$(182,327)

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings includes pre-tax income from continuing operations and fixed charges including interest, whether expensed or capitalized, and an estimate of interest within rental expense.

(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.

(3)	There were no fixed charges for the Company during 2004.

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